Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Aramark:

We consent to the use of our report dated November 23, 2016 with respect to the consolidated balance sheets of Aramark and subsidiaries as of September 30, 2016 and October 2, 2015, and the related consolidated statements of income, comprehensive income, cash flows and stockholders’ equity for each of the fiscal years ended September 30, 2016, October 2, 2015 and October 3, 2014, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of September 30, 2016, incorporated by reference herein, and to the reference to our firm under the heading “Experts” in the prospectus.
/s/ KPMG LLP
Philadelphia, Pennsylvania
August 8, 2017